[ABGENIX LETTERHEAD]

                                                                                                           April 19, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:      Jim B. Rosenberg, Esq.

Re:               Abgenix, Inc.
Form 10-K for fiscal year ended December 31, 2004
File No. 000-24207

Ladies and Gentlemen:

Abgenix, Inc. (the “Company”) hereby respectfully submits this letter in response to the comments set forth in the letter dated April 5, 2005, from Mr. Jim B. Rosenberg of the Commission to the undersigned.  For your convenience, we have repeated and numbered the comments from Mr. Rosenberg’s letter.

Form 10-K for fiscal year ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Revenue Recognition, page 59.

1.                                      We note from your disclosure that if management made different judgments or utilized different estimates that the amount and timing of revenue would be materially different. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance.  As such, we believe your discussion of revenue recognition in MD&A should also include the following information:

a. Specifically address why your accounting estimates and/or assumptions bear the risk of change.

b. How you arrived at the estimates and/or assumptions.

c. How much the estimates and/or assumptions have changed in the past.

d. Whether the estimates and/or assumptions are reasonably likely to change in the future.

e. Provide a quantitative analysis of the sensitivity of your estimates and/or assumptions to change, based on outcomes that are reasonably likely to occur and would have a material effect.

Please refer to FRR 72 “Interpretation: Commission Guidance Regarding Management’s Decision and Analysis of Financial Condition and Results of Operations” for additional guidance. Please provide to us supplementally the proposed disclosure.

Response:

The Company supplementally advises the Staff that it originally included disclosure about revenue recognition as a critical accounting policy in the Annual Report on Form 10-K for the year ended December 31, 2001, in response to Financial Reporting Release (FR-60), Cautionary Advice Regarding Disclosure of Critical Accounting Policies.  The accounting policy disclosure regarding revenue recognition was considered by management to be important to the portrayal of the Company’s financial condition and results of operations.  Similar to the critical accounting policy disclosures made by many registrants at the time, the disclosure in the Annual Report for the year ended December 31, 2001 was predominantly the repetition of the footnote disclosure regarding the accounting policy.

In response to FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, in its Annual Report for the year ended December 31, 2003, the Company adapted its disclosure of revenue recognition as a critical accounting estimate to supplement, but not duplicate, the description of the accounting policy included in the footnotes to the Company’s financial statements, and to provide greater insight into the quality and variability of information regarding financial condition and results of operations.  Although the Company did not necessarily consider the nature of the estimates or assumptions regarding revenue recognition to be significant, the Company was reluctant to remove revenue recognition from its critical accounting estimate disclosure because revenue recognition was still considered by management to be an important policy for the portrayal of the Company’s financial condition and results of operations.

In response to the Staff’s comment, the Company has reassessed whether the nature of the estimates or assumptions for revenue recognition is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters, the susceptibility of such matters to change, and whether the impact of the estimates and assumptions on financial condition or operating performance is material.  Upon the completion of this reassessment, the Company observed the following:

•                  There has not been a change in an estimate or assumption in the past that had a material impact on revenue recognition, and

•                  For the Company’s revenue agreements as of December 31, 2004, there are no estimates or assumptions that are reasonably likely to change in the future.

Accordingly, in response to the Staff’s comment, the Company will revise future filings to omit revenue recognition as a critical accounting estimate.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Goodwill and Intangible Assets. Page 72

2.                                      We refer to the last paragraph in your significant accounting policy for goodwill and intangible assets on page 72. In that paragraph you state that as of December 31, 2004 you determined that no changes in circumstances have occurred that would indicate that an additional impairment of an intangible asset had occurred. This statement appears to be inconsistent with Note 12 which discloses the fact that you recorded an impairment charge in 2004 for your intangible assets. Please explain to us why your current accounting policy in Note 1 is appropriate.

Response:

In response to the Staff’s comment, the Company will revise future filings to indicate that as a result of an impairment analysis performed by management as of June 30, 2004, the Company identified an impairment of intangible assets in the quarter ended June 30, 2004, but that the impairment analysis performed by management as of December 31, 2004 did not identify an additional impairment of intangible assets.

Revenue Recognition, page 73.

3.                                      We have the following comments related to your revenue recognition policy:

a. Please explain to us in greater detail your accounting policy for joint development arrangements. Specifically please provide the following:

1.      A summary of each joint development arrangement and the calculation used to determine the net profit or loss.

2.      Tell us where all revenue that is earned and costs that are incurred by you related to the joint development arrangements are recorded in the statement of operations.

3.      The authoritative guidance you used to record the profit or loss related to the joint development arrangements.

4.      Please provide us an analysis of EITF 99-19 for each of your joint development arrangements.

5.      Please tell us the authoritative guidance used to record cost of goods manufactured without any corresponding product sale revenue.

b. We noted that you “generally” recognize research and product license fees only after both the period has begun and the technology has been delivered. Please clarify to us and in the filing what are the other cases in which you recognize research and product license fees and how the revenue in those other cases are earned.

c. Regarding your revenue recognition policy for option fees, please explain to us the exact nature of these option fees and why you believe it is appropriate under US GAAP to record the fees when the option is exercised or the option period lapses. If the amounts paid are in cash and are non-refundable and you provide no additional services related to the option issued please disclose those facts.

Response:

In response to comment 3.a.1, the Company respectfully refers the Staff to a summary of its joint development arrangements on pages 15 and 16 of its Annual Report.  The Company’s disclosure includes the following summary information on the arrangements and related calculation used to determine net profit or loss:

•                  Amgen Collaboration — “In 2000, we entered into a joint development and commercialization agreement with Immunex, now a wholly-owned subsidiary of Amgen, for the co-development of ABX-EGF, now known as panitumumab. We amended this agreement in October 2003. Under the amended agreement, Amgen has decision-making authority for development and commercialization activities and we have the right to co-promote panitumumab. We are obligated to pay 50% of the development and commercialization costs and we are entitled to receive 50% of any profits from sales of panitumumab…Under a separate agreement with Amgen, we are manufacturing clinical supplies of panitumumab for the collaboration and will manufacture commercial supplies for the first five years after commercial launch, with Amgen’s support and assistance. The costs of manufacturing clinical and commercial supplies are also shared equally.”

•                  Other Joint Development Collaborations — “We have entered into joint development and commercialization arrangements for the development of fully human antibody therapeutic products with a number of collaborators, including U3 Pharma, Microscience, Sosei, Dendreon and Chugai. Development activities under these agreements are in various early stages. Pursuant to these arrangements we and our collaborators typically share equally the costs of development and commercialization as well as any profits from the collaboration. We intend to enter into additional joint development agreements for other product candidates.”

The Company supplementally advises the Staff that cost sharing under the U3 Pharma, Microscience, Sosei, Dendreon and Chugai joint development arrangements had not commenced as of December 31, 2004.  In addition, the Company supplementally advises the

Staff that in 2003 the Company terminated development activities under a joint development agreement with Sangstat (now a subsidiary of Genzyme Corporation) for a product candidate referred to as “ABX-CBL.”  As a result, the only joint development agreement for which there has been material activity for the year ended December 31, 2004 is the joint development agreement with Amgen.

In response to comment 3.a.2, the Company supplementally advises the Staff that revenues under joint development arrangements are classified as “Contract Revenues” on the consolidated statement of operations.  The Company respectfully refers the Staff to its disclosure regarding revenues on page 49 of its Annual Report on Form 10-K under the caption “Proprietary Product Development.”  The disclosure includes the following: “We recognized a total of $0.3 million, $3.8 million and $5.2 million in 2004, 2003 and 2002, respectively. In each of these periods, we recognized revenue for development reimbursement pursuant to our joint development and commercialization agreements for the development of the panitumumab program. In addition to the panitumumab program, 2003 and 2002 also included the development of ABX-CBL. In 2004, 2003 and 2002, these revenues consisted of reimbursement of development costs.”  In response to the Staff’s comment, the Company will revise Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings to describe these revenues under the caption “Joint Product Development.”  In addition, the Company supplementally advises the Staff that all costs under its joint development agreements were classified as “Research and Development” for all periods presented in the Annual Report.  The Company respectfully refers the Staff to its disclosure on page 74 of its Annual Report for a description of its accounting policies related to research and development expenses.

In response to comment 3.a.3, the Company supplementally advises the Staff that pursuant to its joint development agreements the Company and its collaborators typically share equally in the costs of development and commercialization, as well as any profits.  To date, the product candidates under the Company’s joint development agreements have not been approved for commercial sale by the United States Food and Drug Administration.  Any revenues recognized by Abgenix under joint development agreements have related to the provision of research and development services to the joint development partner.  As disclosed in the footnotes to the Annual Report, in periods where the joint development partner incurs more development costs than Abgenix, Abgenix records expense for the services received.  In these circumstances, no revenue is recorded by Abgenix.  Alternatively, in periods where Abgenix incurs more costs under the arrangement than the joint development partner, Abgenix records contract revenue for the services rendered to the joint development partner to the extent that Abgenix costs exceed the costs incurred by the joint development partner.  For illustrative purposes, assume that in one quarter Abgenix incurred $10 of development expenses and the joint development partner incurred $2 of development expenses.  In order to share equally in the joint development costs, the joint development partner would pay Abgenix $4.  In these circumstances, Abgenix would record the $4 as revenue in the quarter.  The authoritative guidance used to record the profit or loss related to the joint development arrangements includes Statement of Financial Accounting Concepts No. 5 (CON 5), Recognition and Measurement in Financial Statements of

Business Enterprises.  Under paragraph 83 of CON 5, the Company has recognized revenues when products (goods or services) are exchanged for cash or claims to cash.  In addition, these revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute the Company’s ongoing major or central operations, and revenues are considered to have been earned when Abgenix has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.  Abgenix has also considered the authoritative guidance in Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104).  Consistent with SAB 104, Abgenix believes that revenue recognized under its joint development agreements meets all of the following criteria:

•                  Persuasive evidence of an arrangement exists,

•                  Delivery has occurred or services have been rendered,

•                  The seller’s price to the buyer is fixed or determinable, and

•                  Collectibility is reasonably assured.

In response to comment 3.a.4, the Company has reassessed its joint development arrangement under Emerging Issues Task Force Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent (Issue 99-19).  The Company notes that Issue 99-19 addresses whether a company should report revenue based on (a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or (b) the net amount retained because it has earned a commission or fee.  The Company does not arrange for third parties to stock or ship inventory on its behalf.  The Company also does not arrange for a third-party service provider to deliver services on its behalf.  The Company advises the Staff that as disclosed on page 15 of the Annual Report on Form 10-K, the Company is “manufacturing clinical supplies of panitumumab for the collaboration and will manufacture commercial supplies for the first five years after commercial launch.”   The clinical trial supplies of panitumumab are manufactured by Abgenix and are stocked by Abgenix prior to delivery to the joint development partner or used in clinical trials.  The Company also advises the Staff that the research and development services performed under the joint development arrangement are performed by Abgenix employees and are not provided to our joint development partner by a third-party service provider.  The Company has concluded that revenues recognized related to joint development arrangements have resulted from the provision of services by the Company’s employees or the Company’s manufacturing of clinical supplies, and as a result Issue 99-19 is not applicable.

In response to comment 3.a.5, the Company supplementally advises the Staff that the expense for cost of goods manufactured relates to revenues reported as “contract manufacturing revenue” on the consolidated statement of operations.  As disclosed on page 49 of the Annual Report, “these revenues consisted primarily of manufacturing services for the manufacture of an antibody product for a customer under a production services agreement.”  The Company also directs the Staff to the related disclosure on page 49 of the Annual Report on Form 10-K, that the “cost of goods manufactured included material, direct labor, outside testing and overhead costs associated with manufacturing an antibody product for a customer under a production services agreement.”  The Company supplementally advises the Staff that it intentionally did not use “product sales” as a caption for the related revenue on the consolidated statements of operation to avoid potential confusion that the revenue could be related to the Company’s own proprietary products, as opposed to product manufactured for others.  In response to the Staff’s comment, the Company will revise future filings to clarify that the revenue recognized under the caption “contract manufacturing revenue” relates to the costs classified under the caption “cost of goods manufactured.”

In response to comment 3.b, the Company supplementally advises the Staff that it has reviewed its accounting for revenue arrangements and has not identified a circumstance in which the Company has recognized research and product license fees before the period has begun or before the technology has been delivered.  In response to the Staff’s comment, the Company will revise future filings to omit the qualification (“generally”) from this accounting policy disclosure.

In response to comment 3.c, the Company supplementally advises the Staff that its revenue recognition policy for option fees is based, by analogy, on the “deposit method” described in paragraphs 65 to 67 of Statement of Financial Accounting Standards No. 66, Accounting for Sales of Real Estate.  Under the deposit method, the cash received from the customer is reported as a deposit on the sale of a commercial license.  As disclosed on page 16 of the Company’s Annual Report, “The customer generally has an option for a period of time to acquire a product license for any antibody identified using XenoMouse technology that the customer wishes to develop and commercialize.”  Until the option period has expired, the Company can not license rights to the therapeutic target to another customer.  The Company has concluded that the earnings process is not complete related to option fees until the Company’s obligation to reserve the rights to the therapeutic target has been fulfilled.  The amounts received by the Company for option fees are paid in cash and are non-refundable.  The Company supplementally advises the Staff that option fees represented approximately 3% of its revenue for the year ended December 31, 2004.  In response to the Staff’s comment, the Company will revise future filings to clarify whether option fees are paid in cash, are non-refundable, and whether the Company provides additional services related to the option issued.

* * * *

                In connection with responding to the Staff’s comments, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to me at 510-284-6870 or Donald R. Joseph at 510-284-6562.

Very truly yours,

/s/ H. Ward Wolff
Abgenix, Inc.

By:	H. Ward Wolff
Chief Financial Officer and
Senior Vice President, Finance

  cc:         William R. Ringo,

President and Chief Executive Officer,

Donald R. Joseph,

Senior Vice President, General Counsel

and Secretary